Exhibit 99.1

FCHL to Hold Extraordinary General Meeting on January 23, 2026

SINGAPORE, December 31, 2025 (GLOBE NEWSWIRE) — Fitness Champs Holdings Limited (“Fitness Champs Holdings”, “FCHL” or the “Company”) (NASDAQ: FCHL), a distinguished aquatic sports education provider in Singapore, will hold an Extraordinary General Meeting of Shareholders (the “EGM”) at 7030 Ang Mo Kio Street, Avenue 5, #04-48, North Star@AMK, Singapore at 10 a.m. (Singapore Time) on January 23, 2026 (9 p.m. Eastern Standard Time on January 22, 2026).

Holders of the Company’s ordinary shares listed in the register of members of the Company at the close of business on December 30, 2025 (Singapore Time) are entitled to receive notice of, and vote at, the EGM or at any adjournment or postponement that may take place.

Copies of the Notice of the EGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement and the Proxy Card are available on the Investor Relations section of the Company’s website at https://FCHLworks.com.sg and on the SEC’s website at www.sec.gov.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as water polo, competitive swimming and lifesaving. The Company is one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under its brand “Fitness Champs” since 2012. The Company aims to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. Fitness Champs also plans to grow into a diversified sports education provider by expanding its offerings to include other sports such as pickleball. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

For investor and media inquiries, please contact:

Email: ir@fitnesschampsaquatics.com